UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated February 26, 2014, announcing the Company's financial and operating results for the fourth quarter ended December 31, 2013.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)
Dated: February 26, 2014	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2013 Financial Results

PIRAEUS, Greece, February 26, 2014 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31st, 2013.

Fourth Quarter Highlights and Full Year Highlights

•	Recorded sales volumes of 2,384,376 metric tons in Q4 2013 and 9,941,061 for the full year.
•	Recorded gross profit of $75.0 million in Q4 2013 and $286.0 million for the full year.
•	Recorded operating income of $14.5 million for the quarter and $48.8 million for the full year.
•
Recorded net income attributable to Aegean shareholders of $7.0 million or $0.15 basic diluted earnings per share in Q4 2013 and $27.1 million or $0.58 basic and diluted earnings per share for the full year.

o
Net income attributable to Aegean shareholders adjusted for the sale of non-core assets was $7.5 million or $0.16 basic and diluted earnings per share in Q4 2013 and $27.2 or $0.58 basic diluted earnings per share for the full year.

•	Recorded EBITDA of $22.4 million in Q4 2013 and $83.2 million for the full year.
o	EBITDA adjusted for the sale of non-core assets was $22.9 million in Q4 2013 and $83.4 million for the full year. 1
•	Acquired Hess Corporation's U.S. East Coast bunkering business unit and launched Aegean US East Coast Operations.
•	Successfully executed $86.3 million convertible note offering.

"We closed 2013 with great momentum and the fourth quarter marked our third consecutive full year of profitability," said E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network. "Despite persisting market headwinds, we executed on our strategy and once again demonstrated the strength of our business model and our ability to drive compelling returns in a challenging environment.  By leveraging our flexible infrastructure, we successfully drove profitable top-line growth and opportunistically captured additional voyage and storage revenues.  At the same time, we monetized non-core vessels, which will allow Aegean to further drive profitability by increasing our fleet utilization over time, reducing our capital expenditures and streamlining our expense run-rate."

"We have built a steady track record of growth and we believe that the continued execution on our core initiatives will enhance shareholder value," said Mr. Tavlarios. "We continue to build significant and sustainable internal growth drivers, including our new Aegean U.S. East Coast business and our soon-to-be launched Fujairah storage facility, which we believe will allow Aegean to continue to succeed should market headwinds persist.  For 2014, however, we are beginning to see indications that the macro environment will improve steadily throughout the year, and we believe Aegean is uniquely positioned to incrementally benefit from this strengthening market."

__________________
1   Please see below for a reconciliation of EBITDA, a non-GAAP measure, to net income.

The Company achieved net income attributable to Aegean shareholders for the three months ended December 31, 2013 of $7.0 million, or $0.15 basic diluted earnings per share.  Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of non-core assets was $7.5 million or $0.16 basic and diluted earnings per share.  For the three months ended December 31, 2012, the Company recorded net income attributable to Aegean shareholders of $3.3 million, or $0.07 basic and diluted earnings per share. Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of a non core vessel was $5.1 million or 0.11 basic and diluted earnings per share.

Total revenues for the three months ended December 31, 2013, decreased by 15.2% to $1,470.4 million compared with $1,734.7 million reported for the same period in 2012. For the three months ended December 31, 2013, sales of marine petroleum products decreased by 15.7% to $1,453.0 million compared with $1,724 million for the same period in 2012. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 4.5% to $75.0 million in the fourth quarter of 2013 compared with $71.8 million in the same period in 2012.

For the three months ended December 31, 2013, the volume of marine fuel sold by the Company decreased by 12.6% to 2,384,376 metric tons compared with 2,729,070 metric tons in the same period in 2012.

Operating income for the fourth quarter of 2013 amounted to $14.5 million compared to $11.3 million for the same period in 2012. Operating expenses decreased by $0.1 million, or 0.2%, to $60.5 million for the three months ended December 31, 2013, compared with $60.6 million for the same period in 2012.

Liquidity and Capital Resources

Net cash provided by operating activities was $38.7 million for the three months ended December 31, 2013. Net income, as adjusted for non-cash items (as defined in Note 9) was $18.0 million for the period.

Net cash used in investing activities was $151.3 million for the three months ended December 31, 2013, due to our new acquisition in U.S. East Coast and to the advances for other fixed assets under construction.

Net cash provided by financing activities was $102.4 million for the three months ended December 31, 2013, primarily driven by our new facility to finance the purchase of the inventories in the U.S. East Coast.

As of December 31, 2013, the Company had cash and cash equivalents of $62.6 million and working capital of $244.5 million. Non-cash working capital, or working capital excluding cash and debt, was $541.9 million.

As of December 31, 2013, the Company had $615.0 million in available liquidity, which includes unrestricted cash and cash equivalents of $62.6 million and available undrawn amounts under the Company's working capital facilities of $552.4 million, to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended December 31, 2013 were 45,685,472. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2012 were 45,501,233.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Our focus on growing revenues and strategically leveraging our fixed infrastructure to drive profitability continues to yield strong results.  During the quarter we built on our track record of solid financial performance and believe we are very well positioned for the year ahead. We have also continued to maintain our financial flexibility and with the recent establishment of our $150 million credit facility, we now have a total of approximately $1.3 billion in revolving bank borrowing capacity, which will allow us to support our key expansion initiatives such as Aegean Bunkering USA. Our strong financial position and dynamic business model distinguish Aegean from the competitive landscape and we look forward to building on our history of enhancing value for our shareholders."

Summary Consolidated Financial and Other Data (Unaudited)	For the Three Months Ended December 31,		For the Year Ended December 31,
	2012	2013	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,728,984	$1,463,047	$7,207,813	$6,304,129
Revenues - related companies	5,730	7,383	51,147	30,600
Total revenues	1,734,714	1,470,430	7,258,960	6,334,729
Cost of revenues - third parties	1,558,824	1,299,902	6,496,327	5,623,450
Cost of revenues– related companies	104,041	95,562	459,984	425,287
Total cost of revenues	1,662,865	1,395,464	6,956,311	6,048,737
Gross profit	71,849	74,966	302,649	285,992
Operating expenses:
Selling and distribution	50,734	50,951	210,236	201,598
General and administrative	7,703	8,553	29,897	29,727
Amortization of intangible assets	375	473	1,505	1,603
Loss on sale of vessels, net	1,748	495	5,966	4,312
Operating income	11,289	14,494	55,045	48,753
Net financing cost	6,088	8,265	31,069	27,998
(Gain) Loss on sale of subsidiary, net	-	-	-	(4,174)
Foreign exchange gains, net	(982)	(370)	(3,786)	(1,123)
Other expense………………………………………………	1,191	-	1,191	-
Income taxes expense / (income)	1,339	(423)	4,122	(978)
Net income	3,653	7,022	22,449	27,030
Less income/(loss) attributable to non-controlling interest	309	10	2,372	(33)
Net income attributable to AMPNI shareholders	$3,344	$7,012	$20,077	$27,063
Basic earnings per share (U.S. dollars)	$0.07	$0.15	$0.44	$0.58
Diluted earnings per share (U.S. dollars)	$0.07	$0.15	$0.44	$0.58

EBITDA(1)	$18,334	$22,392	$86,448	$83,231

Other Financial Data:
Gross spread on marine petroleum products(2)	$64,663	$65,029	$268,804	$256,724
Gross spread on lubricants(2)	928	932	3,077	3,914
Gross spread on marine fuel(2)	63,735	64,097	265,727	252,810
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	23.4	26.9	25.0	25.4
Net cash provided by operating activities	$42,472	$38,705	$123,519	40,583
Net cash used in investing activities	(27,733)	(151,290)	(58,162)	(181,821)
Net cash (used in) provided by financing activities	(15,119)	102,394	(57,127)	125,978

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,729,070	2,384,376	10,620,864	9,941,061

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	57.0	51.0	57.0	51.0
Average number of owned bunkering tankers(4)(5)	57.0	52.3	58.4	53.8
Special Purpose Vessels, end of period(6)……………	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	8.0	14.0	8.0	14.0

Summary Consolidated Financial and Other Data (Unaudited)	As of December 31, 2012	As of December 31, 2013

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	77,246	62,575
Gross trade receivables	477,738	472,543
Allowance for doubtful accounts	(3,503)	(2,622)
Inventories	180,826	303,297
Current assets	786,604	896,730
Total assets	1,431,843	1,614,333
Trade payables	242,899	241,743
Current liabilities (including current portion of long-term debt)	734,751	652,277
Total debt	653,286	783,317
Total liabilities	927,325	1,070,587
Total stockholder's equity	504,518	543,746

Working Capital Data:
Working capital(8)	51,853	244,453
Working capital excluding cash and debt(8)	433,484	541,919

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,
	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	3,344	7,012

Add: Net financing cost including amortization of financing costs	6,088	8,265
Add/ (Less): Income tax expense/ (income)	1,339	(423)
Add: Depreciation and amortization excluding amortization of financing costs	7,563	7,538

EBITDA	18,334	22,392

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries.  The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,
	2012	2013

Sales of marine petroleum products	1,724,034	1,452,993
Less: Cost of marine petroleum products sold	(1,659,371)	(1,387,964)
Gross spread on marine petroleum products	64,663	65,029
Less: Gross spread on lubricants	(928)	(932)
Gross spread on marine fuel	63,735	64,097

Sales volume of marine fuel (metric tons)	2,729,070	2,384,376

Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.4	26.9

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, Algeciras, US East Coast  and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns one Aframax tanker, the Leader as a floating storage facility in the United Arab Emirates, a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also operates on-land storage facilities in Portland, Las Palmas, Tangiers, Panama, U.S.A. and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our  ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Fourth Quarter 2013 Dividend Announcement
On February 26, 2014, the Company's Board of Directors declared a fourth quarter 2013 dividend of $0.01 per share payable on March 26, 2014 to shareholders of record as of March 12, 2014. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, February 27, 2013 at 8:30 a.m. Eastern Time, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 428-9473 (for U.S.-based callers) or (719) 325-2494 (for international callers) and enter the passcode: 3023210.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through September 3, 2013 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 3023210.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 26 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, US East Coast and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

Exhibit 2
AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2013

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,246	$62,575
Trade receivables, net of allowance for doubtful accounts of $3,503 and $2,622 as of December 31, 2012 and 2013, respectively (Note 2 and 4)	474,235	469,921
Due from related companies (Note 5)	15,248	14,654
Derivative asset (Note 16)	-	-
Inventories (Note 6)	180,826	303,297
Prepayments and other current assets, net of allowance for doubtful accounts of $770 and $0, as of December 31, 2012 and 2013, respectively (Note 7)	32,132	38,707
Restricted cash (Note 2)	6,917	1,044
Total current assets	786,604	896,730

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	-	1,585
Advances for other fixed assets under construction (Note 9)	103,112	159,062
Vessels, cost (Note 10)	532,121	517,225
Vessels, accumulated depreciation (Note 10)	(79,095)	(95,696)
Vessels' net book value	453,026	421,529
Other fixed assets, net (Note 11)	13,392	22,909
Total fixed assets	569,530	605,085

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 12)	16,562	27,478
Intangible assets (Note 13)	18,518	18,830
Goodwill (Note 3, 13)	37,946	66,031
Deferred tax asset (Note 26)	2,524	-
Other non-current assets	159	179
Total non-current assets	75,709	112,518

Total assets	1,431,843	1,614,333

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	321,752	331,590
Current portion of long-term debt (Note 15)	144,042	34,983
Trade payables to third-parties	225,467	231,235
Trade payables to related companies (Note 5)	17,432	10,508
Other payables to related companies (Note 5)	1,460	1,902
Derivative liability (Note 16)	3	839
Accrued and other current liabilities	24,595	41,220
Total current liabilities	734,751	652,277

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	187,492	416,744
Deferred tax liability (Note 26)	3,045	165
Derivative liability (Note 16)	632	470
Other non-current liabilities	1,405	931
Total non-current liabilities	192,574	418,310

COMMITMENTS AND CONTINGENCIES (Note 17)	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2012 and December 2013; 48,553,038 and 48,553,038 shares issued and 46,581,399 and 46,581,399 shares outstanding at December 31, 2012 and December 31, 2013, respectively (Note 24)	486	492
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2012 and December 31, 2013, respectively (Note 24)	(29,327)	(29,327)
Additional paid-in capital (Note 24)	345,556	363,160
Retained earnings	183,951	209,130
Total AMPNI stockholders' equity	500,666	543,455

Non-controlling interest	3,852	291
Total equity	504,518	543,746
Total liabilities and equity	$1,431,843	$1,614,333
The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2011	2012	2013

Revenues
Revenues – third-parties (Note 18)	$6,910,348	$7,207,813	$6,304,129
Revenues – related companies (Note 5 and 18)	55,117	51,147	30,600
Total Revenues	6,965,465	7,258,960	6,334,729

Cost of Revenues
Cost of revenues – third-parties (Note 18)	6,284,179	6,496,327	5,623,450
Cost of revenues – related companies (Note 5 and 18)	404,988	459,984	425,287
Total Cost of Revenues	6,689,167	6,956,311	6,048,737

Gross Profit	276,298	302,649	285,992

OPERATING EXPENSES:
Selling and Distribution (Note 19)	192,846	210,236	201,597
General and Administrative (Note 20)	29,806	29,897	29,727
Amortization of intangible assets (Note 13)	1,461	1,505	1,603
Loss on sale of vessels, net (Note 10)	8,682	5,966	4,312
Total operating expenses	232,795	247,604	237,239

Operating income	43,503	55,045	48,753

OTHER INCOME/(EXPENSE):
Interest and finance costs (Notes 8, 9,12, 14, 15 and 21)	(27,864)	(31,192)	(28,073)
Interest income	57	123	75
Gain on sale of subsidiary			4,174
Foreign exchange (losses)/gains, net	1,440	3,786	1,123
Other expense	-	(1,191)	-
Total other expenses, net	(26,367)	(28,474)	(22,701)
Income before provision for income taxes	17,136	26,571	26,052

Income taxes (Note 26)	(5,428)	(4,122)	978

Net income	11,708	22,449	27,030
Net income attributed to non-controlling interest	1,480	2,372	(33)
Net income attributed to AMPNI shareholders	$10,228	$20,077	$27,063

The accompanying notes are an integral part of these consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$11,708	$22,449	$27,030
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	21,755	22,102	20,467
(Release of)/ Provision of doubtful accounts	61	2,919	(881)
Share-based compensation	3,963	4,406	4,497
Amortization	9,576	10,115	9,939
Provision for income taxes	(358)	428	(1,400)
Loss on sale of vessels, net	8,682	5,966	4,312
Gain on sale of subsidiary	-	-	(4,174)
Change in fair value of derivatives	(834)	1,469
Other non-cash charges	-	(39)	343
Decrease (increase) in:
Trade receivables	(84,843)	48,278	4,606
Due from related companies	4,382	880	594
Inventories	(49,039)	23,231	(25,081)
Prepayments and other current assets	(5,423)	(1,329)	(8,869)
(Decrease) increase in:
Trade payables	43,146	(8,642)	(1,076)
Other payables to related companies	1,559	(671)	442
Accrued and other current liabilities	674	(2,436)	17,552
Fair value of derivatives	-	-	674
Increase in other non-current assets	(55)	(1)	(20)
Increase in other non-current liabilities	101	(45)	627
Payments for dry-docking	(9,920)	(5,561)	(8,999)
Net cash (used in) provided by operating activities	(44,865)	123,519	40,583

Cash flows from investing activities:
Advances for vessels under construction	(22,751)	(2,303)	(,1585)
Cash payments for acquisitions, net of cash acquired			(127,390)
Advances for vessel acquisitions	(453)	-
Advances for other fixed assets under construction	(29,116)	(62,366)	(62,675)
Purchase of intangible assets	(1,500)	-	-
Proceeds from sale of subsidiary, net of cash surrendered	-	-	6,149
Net proceeds from sale of vessels	8,474	8,932	8,431
Purchase of other fixed assets	(247)	(844)	(5,136)
Decrease in restricted cash	4	-	385
Increase in restricted cash	-	(1,581)
Net cash used in investing activities	(45,589)	(58,162)	(181,821)

Cash flows from financing activities:
Proceeds from long-term debt	17,273	-	170,750
Repayment of long-term debt	(77,405)	(26,109)	(152,765)
Repayment of capital lease obligation	(1,238)	(1,267)	(1,181)
Net change in short-term borrowings	142,350	(27,482)	124,838)
Repurchases of common stock	(4,628)	(19)	-
Financing costs paid	(1,319)	(390)	(11,067)
Proceeds from the issuance of common stock	-	-	-
Cost of issuance of common stock	-	-	-
Dividends paid to non-controlling interest	-	-	(2,713)
Dividends paid	(1,864)	(1,860)	(1,884)
Net cash provided by / (used in) financing activities	73,169	(57,127)	125,978

Effect of exchange rate changes on cash and cash equivalents	(632)	434	589

Net increase (decrease) in cash and cash equivalents	(17,917)	8,664	(14,671)
Cash and cash equivalents at beginning of year	86,499	68,582	77,246
Cash and cash equivalents at end of year	$68,582	$77,246	$62,575

The accompanying notes are an integral part of these consolidated financial statements.